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March 7, 2012

VIA EDGAR

Daniel Duchovny, Esq.
Special Counsel, Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3628

Re:                             Extra Space Storage Inc. and Extra Space Storage LP Schedule TO-I
Filed March 1, 2012, SEC File No. 005-86743

Dear Mr. Duchovny:

On behalf of Extra Space Storage LP (the “Issuer”) and Extra Space Storage Inc. (the “Guarantor” and, together with the Issuer, the “Subject Companies”), we hereby transmit for filing under the Securities Exchange Act of 1934, as amended, an amendment (the “Amendment”) to the Subject Companies’ Schedule TO-I filed March 1, 2012 (the “Schedule TO”).

This letter responds to your letter dated March 5, 2012 on behalf of the Securities and Exchange Commission (the “Commission”) provided in respect of the Schedule TO.  The Subject Companies’ responses are as follows.  For your convenience, your comments are reproduced in bold type and are followed by the Subject Companies’ response.  Capitalized terms used herein and not otherwise defined have the meanings given to them in the Issuer Repurchase Notice filed as an exhibit to the Schedule TO.

1.                                      We note your disclosure that you will redeem any securities not tendered into the offer on April 5, 2012. Please provide us your legal analysis of that arrangement in light of the requirements of Rule 13e-4(f)(6).

Response:  For the reasons described below, we respectfully submit that the arrangement does not involve any of the abuses intended to be addressed by Rule 13e-4(f)(6) and should be permitted to proceed in the manner contemplated by the Schedule TO.  We note that the Commission has previously granted such relief from application of the tender offer rules, and Rule 13e-4(f)(6) in particular, under similar facts and circumstances.  See, e.g., the following no-action letters:  Boston Properties Limited Partnership (December 29, 2011); CenterPoint Energy, Inc. (December 21, 2006).

In addressing the restrictions imposed by Rule 13e-4(f)(6) (and, in particular, the restrictions applicable for the ten business days after termination of an issuer tender offer), the Adopting Release for Rule 13e-4 noted that the “provision is essentially an antimanipulation restriction” and that “[a] tender offer tends to peg the market price of the security which is the subject of the tender offer at or near the offering price, and the purpose of the prohibition . . . is to prevent the issuer from supporting the market at that artificial price after termination of the tender offer.”1  According to the Proposing Release relating to Rule 13e-4, the “Commission believes that a period of ten business days after a tender offer is sufficient to permit the impact of the offer on the market to subside before subsequent purchases are made.”2  Similarly, the Adopting Release for Rule 13e-4 noted that “[t]he Commission continues to believe that this short ‘cooling-off’ period constitutes a reasonable means to ensure that the market impact of the tender offer on the issuer’s securities is dissipated by market activity unaffected by additional purchases by the issuer.”

We believe the Issuer’s offer to repurchase the Notes, as required by the Indenture, will not have a significant effect on the trading price of the Notes, and therefore no “cooling off” period is necessary between the expiration of the repurchase offer and the redemption.  Specifically:

•                  The repurchase and the redemption of the Notes are both being effected pursuant to the Indenture governing the Notes, which fully determines the Repurchase Price and the Redemption Price.  The Repurchase Price and the Redemption Price are both equal to the aggregate principal amount of the Notes, plus any accrued and unpaid interest.

•                  The trading price of the Notes is based on various factors, including the Exchange Price of the Notes in relation to the trading price of the Guarantor’s common stock, the credit rating associated with the Notes and general market conditions.  Neither the repurchase nor the redemption will affect the Exchange Price of the Notes, which is determined pursuant to the Indenture.  Further, since the terms of the repurchase and redemption are provided in the Indenture, neither the repurchase nor the redemption is expected to have an impact on the trading price of the Guarantor’s common stock, the credit rating associated with the Notes or any other factor which could have a foreseeable impact on the trading price of the Notes.

•                  The redemption of the Notes will not have the effect of artificially supporting the market for the Notes in the manner contemplated by the Adopting Release for Rule 13e-4.  As noted above, the Repurchase Price and the Redemption Price are substantially equivalent and specified by the Indenture.  Accordingly, neither the repurchase nor the redemption will have the effect of pegging or manipulating the trading price of the Notes such that there is a need for a cooling-off period between the repurchase offer and the redemption.

1  Securities Act Release No. 6108; Exchange Act Release No. 16112 (Aug. 16, 1979).

2  Exchange Act Release No. 14234 (Dec. 8, 1977).

Finally, we note that, except for the redemption of the Notes within ten business days after expiration of the repurchase offer, the transactions will be made and completed in compliance with Rule 13e-4 and Regulation 14E.

2.                                      We note your attempt to incorporate by reference “All documents filed with the SEC by the Guarantor pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Issuer Repurchase Notice…” Schedule TO does not expressly authorize such “forward incorporation by reference.” Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

Response:  We have revised the disclosure in response to the staff’s comment by removing the language incorporating future filings by reference in the Amendment.  For your convenience, a copy of the relevant section, marked to show the revisions, is attached hereto as Exhibit A.

3.                                      In responding to our comments, please provide a written statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  In accordance with the staff’s comment, we have attached a written statement from the Subject Companies acknowledging the foregoing.

If you have any questions regarding the foregoing responses or the enclosed Amendment, please do not hesitate to contact me at (858) 523-5407.

Very truly yours,

/s/ Craig M. Garner
Craig M. Garner
LATHAM & WATKINS LLP

cc: Charles L. Allen, Extra Space Storage Inc.

Acknowledgment

Pursuant to the staff’s letter dated March 5, 2012 in respect of the Schedule TO-I filed March 1, 2012 by Extra Space Storage Inc. and Extra Space Storage LP (collectively, the “Subject Companies”), the Subject Companies hereby acknowledge that:

•                  the Subject Companies are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Subject Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: March 7, 2012

EXTRA SPACE STORAGE INC.

By:	/s/ Charles L. Allen
Name:	Charles L. Allen
Title:	Executive Vice President, Chief Legal Officer and Secretary

EXTRA SPACE STORAGE LP

By: ESS Holdings Business Trust I, its General Partner

By:	/s/ Charles L. Allen
Name:	Charles L. Allen
Title:	Trustee

EXHIBIT A

“Additional Information” Section of Exhibit (a)(1)(A) to the Schedule TO, Marked

12. Additional Information. The ~~Company~~Guarantor is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at Station Place, 100 F Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.

The Company and the Guarantor have filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Put Option. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The documents listed below (as such documents may be amended from time to time) contain important information about the Company, the Guarantor and their financial condition, and we incorporate by reference such documents herein:

•	The Annual Report on Form 10-K of the Guarantor for the year ended December 31, 2011; and

•

The description of the Guarantor’s Common Stock contained in the Guarantor’s registration statement on Form 8-A filed with the SEC on August 4, 2004, including any amendments or reports filed for the purpose of updating such description~~; and~~.

~~•~~

~~All documents filed with the SEC by the Guarantor pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Issuer Repurchase Notice and prior to the Repurchase Date (excluding any portions of such documents that are deemed “furnished” to the SEC pursuant to applicable rules and regulations).~~

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

~~Notwithstanding the foregoing, the~~The Schedule TO to which this Issuer Repurchase Notice relates does not permit forward “incorporation by reference.” Accordingly, if a material change occurs in the information set forth in this Issuer Repurchase Notice, we will amend the Schedule TO accordingly.